Exhibit 99.3
Iron ore
152-158 St Georges Terrace
Perth 6000
Western Australia
T + 61 (8) 9327 2000
Press release
Australia’s economic interests will be damaged by transfer of east coast infrastructure logjams to the Pilbara
27 October 2008
Statement by Sam Walsh, Chief executive, iron ore;
Rio Tinto is very disappointed by the Treasurer’s decision to allow third-party access to its infrastructure in the Pilbara.
Far from producing a clear benefit to Australia, the decision brings a significant risk of revenue loss to the national economy, resulting in a present-value cost to GDP of up to $30 billion. This is a cost the nation can ill-afford at this time of economic uncertainty.
Rio Tinto operates a fully integrated, highly complex system, increasingly using unique technology. A 1,300-kilometre rail network links 11 mines to three ports, where iron ore is blended to produce several products for sale to export markets.
Allowing third-parties access will impede this efficiency and reduce the tonnage that can be pushed through this system.
If the Pilbara railways become multi-user, future expansions will inevitably be more complex and difficult, and therefore delayed. We have already seen this occur on the east coast. This decision will reduce total tonnage exported using the system — not increase it – and therefore it is difficult to see how it can be in the national interest.
Rio Tinto is considering its options, but is likely to take the matter to the Australian Competition Tribunal for a review of the decision.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
For further information, please contact:

Media Relations, Australia	Investor Relations, Australia
Gervase Greene	Dave Skinner
Office: +61 (0) 8 9327 2975	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 098 572	Mobile: +61 (0) 408 335 309

Amanda Buckley	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3867 1607
Mobile: +61 (0) 419 801 349	Mobile: +61 (0) 439 102 811
Website: www.riotintoironore.com